EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at December 31, 2017, December 31, 2016, and January 1, 2016, and for the years ended December 31, 2017, 2016 and 2015, have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination, and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
April 2, 2018	April 2, 2018

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Avino Silver & Gold Mines Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017, December 31, 2016 and January 1, 2016, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017, December 31, 2016 and January 1, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Emphasis of Matter

As discussed in Note 5 to the consolidated financial statements, the Company has elected to change its presentation currency during the year ended December 31, 2017.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

April 2, 2018

We have served as the Company’s auditor since 2007

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Financial Position (Expressed in US dollars, except where otherwise noted)

	Note	December 31, 2017	December 31, 2016	January 1, 2016
ASSETS			(Notes 2 & 5)	(Notes 2 & 5)
Current assets
Cash		$3,419,532	$11,779,718	$5,401,109
Short-term investments	6	1,000,000	10,000,000	-
Amounts receivable		4,634,997	3,050,012	2,695,315
Taxes recoverable	7	6,368,775	3,529,415	2,205,950
Prepaid expenses and other assets		2,065,223	965,176	850,473
Inventory	8	9,102,257	5,804,012	3,332,539
Total current assets		26,590,784	35,128,333	14,485,386

Exploration and evaluation assets	9	43,337,870	30,791,736	29,896,658
Plant, equipment and mining properties	11	31,951,605	27,738,747	18,593,232
Long-term investments		33,773	26,717	27,971
Reclamation bonds	12	713,830	108,364	105,130
Total assets		$102,627,862	$93,793,897	$63,108,377
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$3,511,720	$3,727,253	$3,019,198
Amounts due to related parties	13(b)	186,563	199,393	157,386
Current portion of term facility	14	4,000,000	4,666,667	4,666,667
Current portion of equipment loans	15	848,387	976,951	160,543
Current portion of finance lease obligations	16	1,116,377	1,434,741	1,311,956
Taxes payable		525,378	817,285	831,809
Total current liabilities		10,188,425	11,822,290	10,147,559

Term facility	14	4,666,667	4,666,667	5,333,333
Equipment loans	15	397,817	1,190,734	528,843
Finance lease obligations	16	1,232,773	1,376,933	1,665,848
Warrant liability	17	1,161,109	1,629,797	-
Reclamation provision	18	11,638,157	6,962,911	4,369,486
Deferred income tax liabilities	27	4,548,000	4,688,315	3,535,344
Total liabilities		33,832,948	32,337,647	25,580,413
EQUITY
Share capital	19	81,467,603	80,784,973	58,240,661
Equity reserves		10,581,073	9,100,033	9,330,107
Treasury shares (14,180 shares, at cost)		(97,100)	(97,100)	(97,100)
Accumulated other comprehensive loss		(4,073,466)	(6,456,187)	(6,360,914)
Accumulated deficit		(19,083,196)	(21,875,469)	(23,584,790)
Total equity		68,794,914	61,456,250	37,527,964
Total liabilities and equity		$102,627,862	$93,793,897	$63,108,377

Commitments – Note 22

Approved and authorized for issuance by the Board of Directors on April 2, 2018:

“Gary Robertson”	Director	David Wolfin”	Director

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31, 2017, 2016, and 2015

(Expressed in US dollars, except where otherwise noted)

	Note	2017	2016	2015
			(Notes 2 & 5)	(Notes 2 & 5)
Revenue from mining operations	20	$33,358,641	$30,105,336	$14,924,798
Cost of sales	20	21,975,130	19,160,800	8,573,200
Mine operating income		11,383,511	10,944,536	6,351,598
Operating expenses
General and administrative expenses	21	3,312,432	3,788,867	3,297,240
Share-based payments	19	2,018,363	1,218,703	31,926
Income before other items		6,052,716	5,936,966	3,022,432
Other items
Fair value adjustment on warrant liability	17	563,466	8,197	187,463
Interest and other income		245,810	52,122	46,221
Unrealized gain (loss) on long-term investments		5,002	(2,142)	(43,154)
Foreign exchange gain (loss)		(935,058)	156,260	(652,137)
Accretion of reclamation provision	18	(248,267)	(214,787)	(107,090)
Finance cost		(157,078)	(142,574)	(11,136)
Interest expense		(102,541)	(125,744)	(140,842)
Net income before income taxes		5,424,050	5,668,298	2,301,757
Income taxes
Current income tax expense	27	(2,910,904)	(3,159,559)	(2,806,035)
Deferred income tax (expense) recovery	27	140,315	(1,005,208)	882,365
		(2,770,589)	(4,164,767)	(1,923,670)
Net income		2,653,461	1,503,531	378,087
Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations		2,382,721	(95,273)	(3,583,669)
Total comprehensive income (loss)		$5,036,182	$1,408,258	$(3,205,582)
Earnings per share	19(e)
Basic		$0.05	$0.04	$0.01
Diluted		$0.05	$0.03	$0.01
Weighted average number of common shares outstanding	19(e)
Basic		52,523,454	42,695,999	36,229,424
Diluted		53,320,009	43,791,451	36,723,725

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Consolidated Statements of Changes in Equity For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2015	2,5	35,374,813	$55,381,240	$10,320,406	$(97,100)	$(2,777,245)	$(23,994,105)	$38,833,196
Common shares issued for cash:
Brokered public offerings	19	1,001,196	1,213,120	-	-	-	-	1,213,120
Less share issuance costs	19	-	(82,353)	-	-	-	-	(82,353)
Exercise of stock options	19	922,000	733,412	-	-	-	-	733,412
Carrying value of stock options exercised		-	995,242	(995,242)	-	-	-	-
Options and warrants cancelled or expired		-	-	(31,228)	-	-	31,228	-
Share-based payments	19	-	-	36,171	-	-	-	36,171
Net income for the year		-	-	-	-	-	378,087	378,087
Currency translation differences of foreign operations		-	-	-	-	(3,583,669)	-	(3,583,669)
Balance, December 31, 2015	2,5	37,298,009	$58,240,661	$9,330,107	$(97,100)	$(6,360,914)	$(23,584,790)	$37,527,964
Common shares issued for cash:
Brokered public offerings	19	14,043,992	21,663,101	-	-	-	-	21,663,101
Less share issuance costs	19	-	(1,458,599)	-	-	-	-	(1,458,599)
Exercise of stock options	19	1,079,000	948,690	-	-	-	-	948,690
Carrying value of stock options exercised		-	1,368,773	(1,368,773)	-	-	-	-
Options and warrants cancelled or expired		-	-	(205,790)	-	-	205,790	-
Shares issued for exploration and evaluation assets	9(b)	10,000	22,347	-	-	-	-	22,347
Share-based payments (net of costs of $4,539)	19	-	-	1,344,489	-	-	-	1,344,489
Net income for the year		-	-	-	-	-	1,503,531	1,503,531
Currency translation differences of foreign operations		-	-	-	-	(95,273)	-	(95,273)
Balance, December 31, 2016	2,5	52,431,001	$80,784,973	$9,100,033	$(97,100)	$(6,456,187)	$(21,875,469)	$61,456,250
Common shares issued for cash:
Brokered public offerings	19	10,000	16,737	-	-	-	-	16,737
Exercise of stock options	19	20,000	24,836	-	-	-	-	24,836
Carrying value of stock options exercised		-	19,998	(19,998)	-	-	-	-
Options and warrants cancelled or expired		-	-	(138,812)	-	-	138,812	-
Carrying value of RSUs exercised		257,152	622,719	(622,719)	-	-	-	-
Total share issuance costs		-	(1,660)	-	-	-	-	(1,660)
Share-based payments	19	-	-	2,262,569	-	-	-	2,262,569
Net income for the year		-	-	-	-	-	2,653,461	2,653,461
Currency translation differences of foreign operations		-	-	-	-	2,382,721	-	2,382,721
Balance, December 31, 2017		52,718,153	$81,467,603	$10,581,073	$(97,100)	$(4,073,466)	$(19,083,196)	$68,794,914

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD Consolidated Statements of Cash Flows For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

	Note	2017	2016	2015
Cash Provided By (Used In):			(Notes 2 & 5)	(Notes 2 & 5)
Operating Activities
Net income		$2,653,461	$1,503,531	$378,087
Adjustments for non-cash items:
Depreciation and depletion		2,572,047	1,341,577	1,049,255
Deferred income tax expense (recovery)		(140,315)	1,005,208	(882,365)
Share-based payments		2,018,363	1,218,703	31,926
Accretion of reclamation provision		248,267	214,787	107,090
Unrealized gain on long-term investments		(5,002)	2,142	43,154
Foreign exchange loss (gain)		126,810	(440,739)	(605,955)
Fair value adjustment on warrant liability		(563,466)	(8,197)	(187,463)
		6,910,165	4,837,012	(66,271)

Net change in non-cash working capital items	23	(9,077,103)	(1,098,070)	(2,101,273)
		(2,166,938)	3,738,942	(2,167,544)
Financing Activities
Shares and units issued for cash, net of issuance costs		39,912	22,791,185	1,864,179
Finance lease payments		(1,581,264)	(1,531,708)	(1,216,497)
Equipment loan payments		(846,967)	(587,175)	(75,120)
Term facility proceeds (payments)		(666,667)	(666,666)	10,000,000
		(3,054,986)	20,005,636	10,572,562
Investing Activities
Exploration and evaluation expenditures		(5,526,937)	(8,312,934)	(19,628,309)
Additions to plant, equipment and mining properties		(6,608,168)	(3,682,938)	(3,375,181)
Redemption (purchase) of short-term investments		9,000,000	(10,000,000)	-
Recovery of exploration costs from concentrate proceeds		-	4,587,005	16,094,867
		(3,135,105)	(17,408,867)	(6,908,623)

Change in cash		(8,357,029)	6,335,711	1,496,395

Effect of exchange rate changes on cash		(3,157)	42,898	241,414

Cash, Beginning of the year		11,779,718	5,401,109	3,663,300

Cash, End of the year		$3,419,532	$11,779,718	$5,401,109

Supplementary Cash Flow Information (Note 23)

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “ASM” (the Company graduated from the TSX Venture Exchange on January 8, 2018), on the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo Mine, and on April 1, 2016, the Company commenced production of copper, silver, and gold at levels intended by management at its Avino Mine. Both mines are located on the historic Avino property in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Presentation

These consolidated financial statements are expressed in US dollars and have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Functional & presentation currencies

The functional currency of the Company and its Canadian subsidiary is the Canadian dollar. The functional currency of the Company’s Mexican subsidiaries is the US dollar, which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

Effective January 1, 2017, the Company changed its presentation currency from the Canadian dollar to the US dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its peers. For more details, see Note 5 of these consolidated financial statements.

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Foreign Currency Translation (continued)

Foreign operations

Subsidiaries that have functional currencies other than the US dollar translate their sales to US dollars at spot rates on the date of the transactions and remaining statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

a) Critical judgments exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

	i.	Economic recoverability and probability of future economic benefits from exploration and evaluation costs

Management has determined that mine and camp, exploratory drilling, and other exploration and evaluation-related costs that were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, scoping studies, accessible facilities, existing permits, and mine plans.

	ii.	Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine and Avino Mine had achieved production levels intended by management as of October 1, 2012 and April 1, 2016, respectively, and that none of the Company’s exploration and evaluation assets had achieved production levels intended by management as at December 31, 2017.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

	ii.	Commencement of production at levels intended by management (continued)

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report, on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

•	Acquisition and installation of all critical capital components to achieve desired mining and processing results has been completed. Capital components have been acquired directly and are also available on an as-needed basis from the underground mining contractor;
•	The necessary labour force, including mining contractors, has been secured to mine and process at planned levels of output;
•	The mill has consistently processed at levels above design capacity and budgeted production levels with consistent recoveries and grades; and,
•	Establishing sales agreements with respect to the sale of concentrates.

When technical feasibility and commercial viability are considered demonstrable according to the above criteria and other factors, the Company performs an impairment assessment and records an impairment loss, if any, before reclassifying exploration and evaluation costs to plant, equipment, and mining properties.

iii.	Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment, in which the entity operates. The Company has determined the functional currency of the Company and its Canadian subsidiary to be the Canadian dollar. The Company has determined the functional currency of its Mexican subsidiaries to be the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment. The Company reconsiders the functional currency of its entities, if there is a change in events and conditions, which determine the primary economic environment.

b) Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

i.	Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value. The assumptions used in the valuation of concentrate and stockpile mineralized material include estimates of copper, silver, and gold contained in the stockpiles and finished goods assumptions for the amount of copper, silver, and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its concentrate and stockpile mineralized material inventory, which would result in an increase in the Company’s expenses and a reduction in its working capital.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

	ii.	Estimated reclamation provisions

The Company’s provision for reclamation represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the Avino, San Gonzalo, and Bralorne properties. The provision reflects estimates of future costs, inflation, foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

	iii.	Valuation of share-based payments and warrants

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and warrants. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net income or net loss and its equity reserves. Warrant liabilities are accounting for as derivate liabilities (see Note 17).

	iv.	Impairment of plant, equipment and mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant, equipment, mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment, and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s plant, equipment and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company’s plant, equipment and mining properties, and exploration and evaluation assets.

	v.	Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through profit and loss.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

	vi.	Recognition and measurement of deferred tax assets and liabilities

Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of the consolidated financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, tax assets and liabilities and net income in subsequent periods will be affected by the amount that estimates differ from the final tax return. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

On August 26, 2015, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company’s ownership by 0.01% to an effective 99.67%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.66% in Avino Mexico prior to the 0.01% increase. The issuance of shares to the Company by Avino Mexico on August 26, 2015, resulted in a reduction in the non-controlling interest from 0.34% to 0.33%.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables, or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value, and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash, amounts receivable, short- and long-term investments, reclamation bonds, accounts payable, amounts due to related parties, warrant liability, term facility, equipment loans, and finance lease obligations.

The Company has classified its cash, amounts receivable, investments (short- and long-term), and warrant liability as FVTPL. Reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, term facility, equipment loans, and finance lease obligations are classified as other financial liabilities.

Subsequent to initial recognition, financial assets are measured in accordance with the following:

	(i)	Financial assets classified as FVTPL are measured at fair value. All gains and losses resulting from changes in their fair value are included in net income in the period in which they arise.

	(ii)	Held-to-maturity investments are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income, using the effective interest method, less any impairment.

	(iii)	Loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income, using the effective interest method, less any impairment.

	(iv)	Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net income. Other than temporary impairments on available-for-sale financial assets are recorded in net income.

Subsequent to initial recognition, financial liabilities are measured in accordance with the following:

(i)

Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

(ii)

Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss are recognized in net income. At December 31, 2017 and 2016, the Company classified share purchase warrants with an exercise price in US dollars (see Note 17) as financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in net income.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Cash

Cash in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

3.	SIGNIFICANT ACCOUNTING POLICIES

Exploration and evaluation assets

The Company capitalizes all costs relating to the acquisition, exploration, and evaluation of mineral claims, and recognizes any proceeds received as a reduction of the cost of the related claims. The Company’s capitalized exploration and evaluation are classified as intangible assets. Such costs include, but are not limited to, ramp advancement, camp costs, geophysical studies, exploratory drilling, and geological and sampling expenditures. Concentrate sales and costs thereof are included in exploration and evaluation costs prior to demonstrating the technical feasibility and commercial viability of extracting mineral resources. When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, these costs are assessed for impairment and are reclassified to mining properties and become subject to depletion. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditures are not expected to be recovered, the expenditures for the area of interest are written down and charged to operations. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. An impairment charge relating to a mineral claim may be subsequently reversed if new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

Borrowing costs incurred that are attributable to qualifying exploration and evaluation assets are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use, which would generally occur upon the advancement of the project past the exploration and evaluation and development stages to production at levels intended by management. Borrowing costs are capitalized as incurred while activities and expenditures necessary to prepare the qualifying assets for intended use are in progress. All other borrowing costs are expensed in the period in which they are incurred. In the case of funds borrowed that are directly attributable to qualifying assets, the amount capitalized represents the actual borrowing costs incurred on the specific borrowings.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves or resources, the ability of the Company to obtain financing to establish a sustainable mining operation, and on future production or proceeds of disposition.

Plant, equipment and mining properties

Upon demonstrating the technical feasibility and commercial viability of extracting mineral resources, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to obtaining or expanding access to resources including extensions of the haulage ramp and installation of underground infrastructure, and the estimated reclamation provision. Expenditures incurred with respect to a mining property are capitalized when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of sales.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment and mining properties and depreciation commences.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant, equipment and mining properties (continued)

After the date that management’s intended production levels have been achieved, mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property.

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion.

As at December 31, 2017, December 31, 2016, and January 1, 2016, the Company estimated a remaining mine life for San Gonzalo of 0.8 years, 1.8 years, and 2.8 years, respectively.

As at December 31, 2017 and 2016, the Company estimated a remaining mine life for the Avino Mine of 10.3 and 11.3 years, respectively.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

Plant and equipment are depreciated using the following annual rates and methods:

Office equipment, furniture, and fixtures	20% declining balance
Computer equipment	30% declining balance
Mine machinery and transportation equipment	20% declining balance
Mill machinery and processing equipment	20 years straight line
Buildings	20 years straight line

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment (continued)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, provided the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense within profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed, in which case that systematic basis is used. Operating lease payments are recorded within profit and loss unless they are attributable to qualifying assets, in which case they are capitalized.

Inventory

Material extracted from the Company’s mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk copper, silver, and gold concentrate in a saleable form. The Company has bulk copper, silver, and gold concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant and equipment, and an allocation of mine site costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

Net realizable value (“NRV”) of mineralized material is determined with reference to relevant market prices less applicable variable selling expenses and costs to bring the inventory into its saleable form. NRV of materials and supplies is generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. NRV provisions are recorded within cost of sales in the consolidated statement of operations, and are reversed to reflect subsequent recoveries where the inventory is still on hand.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs to sell can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales tax or duty.

Revenue from the sale of concentrate is recognized upon delivery when the risks and rewards of ownership are transferred to the customer and neither continuing managerial involvement nor effective control remains over the goods sold. Revenue is based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period less treatment, refining and smelting charges, and penalties.

Metals contained in bulk concentrate sold to third parties are provisionally invoiced, and the price is not settled until a predetermined contractual future date, typically one to three months after delivery to the customer, based on the market price of metals at that time. The Company enters into contracts that provide a provisional payment based upon provisional assays and quoted metal prices at the time of delivery.

Revenues are recorded when title passes from the Company to the buyer based on spot prices at the time of delivery, and subsequently adjusted to market prices based on final settlement terms. Prior to the date that management’s intended production levels have been achieved, concentrate sales of material drawn from exploration and evaluation properties are recorded as a reduction of capitalized exploration and evaluation costs.

Share capital

	a)	Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and equity warrants are recognized as a deduction from equity, net of any tax effects. Transaction costs directly attributable to derivative warrants are charged to operations as a finance cost.

	b)	Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to accumulated deficit.

Share-based payment transactions

The Company’s share option plan and restricted share unit (“RSU”) plan allows directors, officers, employees, and consultants to acquire common shares of the Company.

The fair value of options granted is measured at fair value at the grant date based on the market value of the Company’s common shares on that date.

The fair value of equity-settled RSUs is measured at the grant date based on the market value of the Company’s common shares on that date, and each tranche is recognized using the graded vesting method over the period during which the RSUs vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of RSUs that are expected to vest.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions (continued)

All options and RSUs are recognized in the consolidated statements of operations and comprehensive income (loss) as an expense or in the consolidated statements of financial position as exploration and evaluation assets over the vesting period with a corresponding increase in equity reserves in the consolidated statements of financial position.

Reclamation and other provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

The Company records the present value of estimated costs of legal and constructive obligations required to restore properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation, and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mining property or exploration and evaluation asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. A revision in estimates or new disturbance will result in an adjustment to the provision with an offsetting adjustment to the mineral property or the exploration and evaluation asset. Additional disturbances, changes in costs, or changes in assumptions are recognized as adjustments to the corresponding assets and reclamation liabilities when they occur.

Earnings per share

The Company presents basic and diluted earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.

Income taxes

Income taxes in the years presented are comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is recognized using the statement of financial position asset and liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction other than a business combination that affects neither accounting profit nor taxable profit.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

Annual Improvements to IFRSs 2014-2016 Cycle

In December 2016, the IASB issued the Annual Improvements 2014-2016 cycle, effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company’s consolidated financial statements.

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard, or interpretation that has been issued by the IASB, but is not yet effective. The following accounting standards were issued, but not yet effective as of December 31, 2017:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step model framework for the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Either a modified retrospective application or full retrospective application is required for IFRS 15. The Company has not committed to either application, but it is expected that the Company will apply the full retrospective approach upon transition on January 1, 2018.

Under IFRS 15, revenue related to the transfer of promised goods or services should be recognized when the control of the goods or services passes to the customers. The Company has evaluated the impact of applying IFRS 15, by analyzing its concentrate sales agreements, and concluded that there is no material change in the timing of revenue recognized under the new standard, and based on the facts and circumstances at December 31, 2017, there will be no material impact to the timing of the Company’s recognition of revenues.

IFRS 15 also requires entities to apportion revenue earned from contracts to distinct performance obligations on a relative standalone selling price basis. Under the terms of a number of the Company’s concentrate agreements, the seller must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Under IFRS 15, the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time, as the obligations are fulfilled. Based on the facts and circumstances at December 31, 2017, the Company has determined that the impact of this change is insignificant, and there will be no material impact to the Company’s recognition of revenues.

IFRS 15 contains presentation and disclosure requirements which are currently more detailed than current standards, with many requirements being new. Under IFRS 15, the Company will present disclosure relating to the timing of completion of the Company’s performance obligations, and the portion of revenue related to provisional pricing adjustments on its concentrate sales will also be separately disclosed.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company will apply IFRS 9 at the date it becomes effective. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not required. For hedge accounting, the requirements are generally applied prospectively.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IFRS 9 – Financial Instruments (continued)

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9, with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income or loss. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The introduction of the new ‘expected credit loss’ impairment model is not expected to have an impact on the Company, given the Company sells its concentrate to large international organizations with a negligible historical level of customer default, and the corresponding receivables from these sales are short term in nature.

The Company expects the above potential changes to be the only impacts, as the Company currently has no hedging arrangements.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet selected a transition approach.

The Company is in the process of identifying and collecting data relating to existing agreements that may contain right-of-use assets. At this time it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard, and is currently evaluating its expected impact on the consolidated financial statements.

5.	CHANGE IN PRESENTATION CURRENCY

Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to peers. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates.

The consolidated statements of operations and comprehensive income (loss) and the consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the consolidated statements of financial position, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive loss. Asset and liability amounts previously reported in Canadian dollars have been translated into US dollars as at January 1, 2016, and December 31, 2016, using the period-end exchange rates of 1.3840 CAD/USD and 1.3427 CAD/USD, respectively, and shareholders’ equity balances have been translated using historical rates in effect on the date of the transactions.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

5.	CHANGE IN PRESENTATION CURRENCY (continued)

The change in presentation currency resulted in the following impact on the January 1, 2016, opening statement of financial position:

	Reported at January 1, 2016 in CAD	Presentation currency change	Restated January 1, 2016 in USD

Total assets	$87,341,992	$24,233,615	$63,108,377
Total liabilities	35,403,293	9,822,880	25,580,413
Equity	51,938,699	14,410,735	37,527,964

The change in presentation currency resulted in the following impact on the December 31, 2016, statement of financial position:

	Reported at December 31, 2016 in CAD	Presentation currency change	Restated December 31, 2016 in USD

Total assets	$125,937,065	$32,143,168	$93,793,897
Total liabilities	43,419,758	11,082,111	32,337,647
Equity	82,517,307	21,061,057	61,456,250

6.	SHORT-TERM INVESTMENTS

The Company’s short-term investments consist of term deposits maturing within one year, with an interest rate of 0.8%. All term deposits are redeemable at any time without penalty.

At December 31, 2017, the Company’s short-term investments totalled $1,000,000 (December 31, 2016 - $10,000,000, January 1, 2016 - $Nil).

7.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST”) recoverable.

	December 31, 2017	December 31, 2016	January 1, 2016

VAT recoverable	$5,778,823	$3,375,948	1,185,710
GST recoverable	105,190	153,467	123,791
Income taxes recoverable	484,762	-	896,449
Total taxes recoverable	$6,368,775	$3,529,415	2,205,950

8.	INVENTORY

	December 31, 2017	December 31, 2016	January 1, 2016

Process material stockpiles	$3,565,892	$2,604,720	$2,434,943
Concentrate inventory	3,436,879	1,895,808	159,998
Materials and supplies	2,099,486	1,303,484	737,598
	$9,102,257	$5,804,012	$3,332,539

The amount of inventory recognized as an expense for the year ended December 31, 2017, totalled $21,975,130 (2016 – $19,160,800; 2015 - $8,573,200), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

9.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2016	$15,241,740	$14,654,917	$1	$29,896,658

Costs incurred during 2016:
Mine and camp costs	3,379,702	2,831,997	-	6,211,699
Provision for reclamation	-	2,656,790	-	2,656,790
Water treatment and tailing storage facility costs	-	1,249,064	-	1,249,064
Effect of movement in exchange rates	254,153	450,767	-	704,920
Depreciation of plant and equipment	203,350	467,944	-	671,294
Interest and financing costs	101,383	363,218	-	464,601
Drilling and exploration	305,065	59,488	-	364,553
Geological and related services	11,721	237,861	-	249,582
Acquisition costs	-	156,845	-	156,845
Assessments and taxes	80,722	20,938	-	101,660
Assays	-	1,006	-	1,006
Transfers	(7,011,990)	-	-	(7,011,990)
Sale of concentrate	(4,587,005)	-	-	(4,587,005)
Mineral exploration tax credit	-	(337,941)	-	(337,941)
Balance, December 31, 2016	$7,978,841	$22,812,894	$1	$30,791,736

Costs incurred during 2017:
Mine and camp costs	-	4,300,669	-	4,300,669
Provision for reclamation	-	3,761,597	-	3,761,597
Effect of movements in exchange rates	554,843	1,603,903	-	2,158,746
Drilling and exploration	418,123	348,226	-	766,349
Depreciation of plant and equipment	-	715,796	-	715,796
Interest and financing costs	-	377,350	-	377,350
Geological and related services	-	264,584	-	264,584
Water treatment and tailing storage facility costs	-	223,837	-	223,837
Assessments and taxes	82,298	97,118	-	179,416
Mineral exploration tax credit	-	(202,210)	-	(202,210)
Balance, December 31, 2017	$9,034,105	$34,303,764	$1	$43,337,870

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

9.	EXPLORATION AND EVALUATION ASSETS (continued)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a) Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

	(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo Mine, which achieved production at levels intended by management as of October 1, 2012, and on this date accumulated exploration and evaluation costs were transferred to mining properties.

	(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

	(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

	(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on April 1, 2016.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250,100 during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

9.	EXPLORATION AND EVALUATION ASSETS (continued)

(a) Durango, Mexico (continued)

(iv) Unification La Platosa properties (continued)

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

The Company commenced production at levels intended by management at the Avino Mine on April 1, 2016. In connection with the transition to production at levels intended by management, the Company assessed the $7,011,990 estimated carrying value of Avino Mine exploration and evaluation assets for impairment and determined that the recoverable amount exceeded the carrying value of the CGU. The Company subsequently transferred the carrying value to inventory in the amount of $2,538,740 and to mining properties in the amount of $4,473,250.

In the periods before production at levels intended by management had been achieved, the Company recorded in its statement of financial position the costs of extracting and processing mineralized material from the Avino Mine as exploration and evaluation costs, and recorded a reduction to the carrying value of those costs for any proceeds from sales of Avino Mine concentrate. During the year ended December 31, 2016, the Company reduced its exploration and evaluation costs in the consolidated statement of financial position by $4,587,005 for sales of 2,603 tonnes of Avino Mine copper/silver/gold concentrate, prior to commencing production at levels intended by management on April 1, 2016.

(b) British Columbia, Canada

(i) Bralorne Mine

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division. There is an underlying agreement on 12 crown grants in which the Company is required to pay 1.6385% of net smelter proceeds of production from the claims, and pay fifty cents Canadian (C$0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold.

During the year ended December 31, 2016, the Company acquired land and mineral claims for the Bralorne Mine project in connection with ongoing plans for exploration and potential expansion. The acquisitions included nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia (the “BRX Property”), for which the Company paid $48,410 and issued 10,000 common shares at their TSX-V market value of $22,347. The BRX Property carries a 1% net smelter returns royalty to a maximum of C$250,000, and a 2.5% net smelter returns royalty.

- 24 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

9.	EXPLORATION AND EVALUATION ASSETS (continued)

	(b)	British Columbia, Canada (continued)

(ii) Minto and Olympic-Kelvin properties

The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

	(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property.

During the year ended December 31, 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in all 14 quartz mining leases. To exercise the option, Alexco must pay Avino a total of $70,000 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur $550,000 in exploration work by the second anniversary of the option agreement date, and a further $2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date.

In the event that Alexco earns its 65% interest in the Eagle Property, Alexco and Avino will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Alexco / 35% Avino). If either company elects to not contribute its share of costs, then its interest will be diluted. If either company’s joint venture interest is diluted to less than 10%, its interest will convert to a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for $2.5 million.

The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations.

10.	NON-CONTROLLING INTEREST

At December 31, 2017, the Company had an effective 99.67% (2016 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (2016 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

- 25 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

11.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2016	4,427,701	66,651	224,545	10,175,329	7,342,421	1,462,197	23,698,844
Additions and transfers	5,748,689	15,873	27,487	4,720,276	272,911	1,177,935	11,963,171
Effect of movements in exchange rates	13,681	206	694	31,440	22,687	4,518	73,226
Balance at December 31, 2016	10,190,071	82,730	252,726	14,927,045	7,638,019	2,644,650	35,735,241
Additions	1,370,176	49,357	27,072	1,271,265	2,137,015	2,948,752	7,803,637
Effect of movements in exchange rates	121,839	989	3,022	178,478	91,325	31,621	427,274
Balance at December 31, 2017	11,682,086	133,076	282,820	16,376,788	9,866,359	5,625,023	43,966,152

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2016	1,170,392	27,220	88,778	2,761,840	618,128	439,254	5,105,612
Additions	1,109,914	9,089	26,524	1,435,813	226,434	67,332	2,875,106
Effect of movements in exchange rates	3,616	85	274	8,534	1,910	1,357	15,776
Balance at December 31, 2016	2,283,922	36,394	115,576	4,206,187	846,472	507,943	7,996,494
Additions	1,686,830	11,898	26,667	1,827,225	282,535	87,287	3,922,442
Effect of movements in exchange rates	27,307	435	1,382	50,292	10,121	6,074	95,611
Balance at December 31, 2017	3,998,059	48,727	143,625	6,083,704	1,139,128	601,304	12,014,547

NET BOOK VALUE
At December 31, 2017	7,684,027	84,349	139,195	10,293,084	8,727,231	5,023,719	31,951,605
At December 31, 2016	7,906,149	46,336	137,150	10,720,858	6,791,547	2,136,707	27,738,747
At January 1, 2016	3,257,309	39,431	135,767	7,413,489	6,724,293	1,022,943	18,593,232

Plant, equipment and mining properties includes assets under construction of $3,283,076 as at December 31, 2017 (December 31, 2016 - $1,001,211, January 1, 2016 - $380,082), on which no depreciation was charged in the years then ended.

- 26 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

12.	RECLAMATION BONDS

Under the Ministry of Energy, Mines and Petroleum Resources (“MEM”), the Company is required to hold reclamation bonds that cover the estimated future cost to reclaim the ground disturbed.

At December 31, 2017, the Company has secured $713,830 (December 31, 2016 - $108,364, January 1, 2016 - $105,130) to cover estimated future costs related to the future ground disturbance at the Company’s Canadian operations.

13.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, were as follows:

	2017	2016	2015
Salaries, benefits, and consulting fees	$860,280	$1,276,684	$1,329,864
Share-based payments	1,717,592	890,669	-
	$2,577,872	$2,167,353	$1,329,864

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $232,076 (December 31, 2016 - $110,905, January 1, 2016 - $102,765) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2017. The following table summarizes the amounts due to related parties:

	December 31,	December 31,	January 1,
	2017	2016	2016
Oniva International Services Corp.	$139,047	$126,819	$118,703
Directors	41,660	44,919	34,495
Jasman Yee & Associates, Inc.	5,856	4,195	4,188
Intermark Capital Corp.	-	19,550	-
Wear Wolfin Designs Ltd.	-	3,910	-
	$186,563	$199,393	$157,386

- 27 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

13.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

	(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the years ended December 31, are summarized below:

	2017	2016	2015
Salaries and benefits	$450,382	$296,798	$242,134
Office and miscellaneous	566,664	506,534	392,687
Exploration and evaluation assets	351,545	248,304	243,236
	$1,368,591	$1,051,636	$878,057

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin. For the years ended December 31, 2017, 2016, and 2015, the Company paid $231,018, $503,741, and $620,366, respectively, to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the years ended December 31, 2017, 2016, and 2015, the Company paid $80,163, $140,145, and $163,178, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2017, 2016, and 2015, the Company paid $23,102, $22,638, and $23,463, respectively, to WWD.

14.	TERM FACILITY

In July 2015, the Company entered into a $10,000,000 term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of US dollar LIBOR (3 month) plus 4.75%, and the facility was to be repaid in 15 consecutive equal monthly instalments starting in June 2016. Pursuant to the agreement, in August 2015, Avino commenced selling concentrates produced during ramp advancement and ongoing evaluation and extraction at the Avino Mine on an exclusive basis to Samsung. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less interest, treatment, refining, shipping, and insurance charges.

During the year ended December 31, 2017, the Company and Samsung agreed to amend the Company’s existing term facility by extending the repayment period. Repayments of the remaining balance will be made in 13 equal monthly instalments commencing in July 2018 and ending July 2019. The Company will sell the Avino Mine concentrates on an exclusive basis to Samsung until December 31, 2021.

The facility is secured by the concentrates produced under the agreement and by the common shares of the Company’s wholly-owned subsidiary Bralorne Gold Mines Ltd. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only and does not include concentrates produced from the San Gonzalo Mine that are sold to Samsung.

- 28 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

14.	TERM FACILITY (continued)

The continuity of the term facility with Samsung is as follows:

	December 31,	December 31,	January 1,
	2017	2016	2016
Balance at beginning of the period	$9,333,334	$10,000,000	$-
Proceeds	-	-	10,000,000
Repayments	(666,667)	(666,666)	-
Balance at end of the period	8,666,667	9,333,334	10,000,000
Less: Current portion	(4,000,000)	(4,666,667)	(4,666,667)
Non-current portion	$4,666,667	$4,666,667	$5,333,333

15.	EQUIPMENT LOANS

The Company has entered into loans for mining equipment maturing in between 2018 and 2020 with fixed interest rates of 4.35% to 5.26% per annum. The Company’s obligations under the loans are secured by the mining equipment. As at December 31, 2017, plant, equipment, and mining properties includes a net carrying amount of $2,065,332 (December 31, 2016 - $2,507,549, January 1, 2016 - $706,345) for this mining equipment.

The contractual maturities and interest charges in respect of the Company’s obligations under the equipment loans are as follows:

	December 31,	December 31,	January 1,
	2017	2016	2016
Not later than one year	$886,145	$1,060,091	$188,863
Later than one year and not later than five years	409,899	1,237,700	566,904
Less: Future interest charges	(49,840)	(130,106)	(66,381)
Present value of loan payments	1,246,204	2,167,685	689,386
Less: Current portion	(848,387)	(976,951)	(160,543)
Non-current portion	$397,817	$1,190,734	$528,843

The equipment loan credit facilities are a component of the master credit facilities described in Note 16.

- 29 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

16.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2018 and 2020, with interest rates ranging from 2% to 11.99% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. As at December 31, 2017, plant, equipment and mining properties includes a net carrying amount of $3,950,846 (December 31, 2016 - $4,801,047, January 1, 2016 - $5,897,535) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company’s finance lease obligations are as follows:

	December 31,	December 31,	January 1,
	2017	2016	2016
Not later than one year	$1,203,882	$1,527,031	$1,416,795
Later than one year and not later than five years	1,295,661	1,482,284	1,780,423
Less: Future interest charges	(150,393)	(197,641)	(219,414)
Present value of lease payments	2,349,150	2,811,674	2,977,804
Less: Current portion	(1,116,377)	(1,434,741)	(1,311,956)
Non-current portion	$1,232,773	$1,376,933	$1,665,848

The Company has two master credit facilities with equipment suppliers for a total of $10,375,400. The facilities are used to acquire equipment necessary for maintaining operations at the San Gonzalo Mine and the Avino Mine, and for continuing exploration activity at the Bralorne Mine. As of December 31, 2017, the Company had $7,270,423 in available credit remaining under these facilities.

17.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in US dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

A reconciliation of the changes in the warrant liability during the year is as follows:

	December 31,	December 31,
	2017	2016
Balance at beginning of the year	$1,629,797	$-
Warrants issued during the year	-	1,637,887
Fair value adjustment	(563,466)	(8,197)
Effect of movement in exchange rates	94,778	107
Balance at end of the year	$1,161,109	$1,629,797

- 30 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

17.	WARRANT LIABILITY (continued)

Continuity of derivative warrants during the year is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2016	1,033,059	$2.87
Issued	3,602,215	$1.99
Warrants outstanding and exercisable, December 31, 2016	4,635,274	$2.19
Expired	(1,033,059)	$2.87
Warrants outstanding and exercisable, December 31, 2017	3,602,215	$1.99

Derivative warrants outstanding and exercisable are as follows:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	December 31, 2017	December 31, 2016	January 1, 2016
February 25, 2017	$2.87	-	1,033,059	1,033,059
March 14, 2019	$1.00	40,000	40,000	-
November 28, 2019	$2.00	3,562,215	3,562,215	-
		3,602,215	4,635,274	1,033,059

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	December 31, 2017	December 31, 2016	January 1, 2016
Weighted average assumptions:
Risk-free interest rate	1.66%	0.67%	0.48%
Expected dividend yield	0%	0%	0%
Expected option life (years)	1.90	2.29	1.14
Expected stock price volatility	65.69%	72.66%	46.02%
Weighted average fair value	$0.32	$0.35	$0.00

- 31 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

18.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2017, is $11,638,157 (December 31, 2016 – $6,962,911, January 1, 2016 – $4,369,486), and the undiscounted value of the obligation is $17,529,198 (December 31, 2016 – $7,634,138, January 1, 2016 – $4,906,656).

The present value of the obligation in Mexico of $1,584,420 (December 31, 2016 – $1,232,626; January 1, 2016 – $1,509,344) was calculated using a risk-free interest rate of 7.68% (December 31, 2016 – 7.00%; January 1, 2016 – 7.00%) and an inflation rate of 6.77% (December 31, 2016 – 4.25%; January 1, 2016 – 4.25%). Reclamation activities are estimated to begin in 2019 for the San Gonzalo Mine and in 2028 for the Avino Mine.

The present value of the obligation for Bralorne of $10,053,737 (December 31, 2016 – $5,730,285; January 1, 2016 – $2,860,142) was calculated using a weighted average risk-free interest rate of 3.46% (December 31, 2016 – 4.39%; January 1, 2016 – 3.00%) and a weighted average inflation rate of 1.67% (December 31, 2016 – 1.79%; January 1, 2016 – 2.45%). Reclamation activities are estimated to begin in 2021.

A reconciliation of the changes in the reclamation provision during the years ended December 31, 2017 and 2016, is as follows:

	December 31,	December 31,
	2017	2016
Balance at beginning of the year	$6,962,911	$4,369,486
Changes in estimates	3,900,447	2,517,928
Unwinding of discount	248,267	214,787
Effect of movements in exchange rates	526,532	(139,290)
Balance at end of the year	$11,638,157	$6,962,911

19.	SHARE CAPITAL AND SHARE-BASED PAYMENT

	(a)	Authorized

Unlimited common shares without par value.

	(b)	Issued

(i)	During the year ended December 31, 2017, the Company issued shares in an at-the-market offering under prospectus supplements for an aggregate of 10,000 common shares at an average price of $1.67 for gross proceeds of $16,737. The Company paid cash commission on the gross proceeds in the amount of $605.

During the year ended December 31, 2017, the Company issued 20,000 common shares upon the exercise of stock options for gross proceeds of $24,836.

During the year ended December 31, 2017, the Company issued 257,152 common shares upon the vesting of restricted share units.

- 32 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

19.	SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

	(b)	Issued (continued)

		(ii)	During the year ended December 31, 2016, the Company closed a bought-deal financing, issuing 7,124,430 units of the Company at the price of $1.57 per unit for gross proceeds of $11,185,355. Each unit consisted of one common share and one-half of a share purchase warrant, with each whole warrant exercisable to purchase one additional common share at an exercise price of $2.00 until expiry on November 28, 2019. The financing was made by way of a prospectus supplement dated November 21, 2016, to the short form base shelf prospectus dated November 10, 2016, for up to $50,000,000.

Of the $11,185,355 total aggregate proceeds raised in this financing, the $1,637,887 estimated fair value of the warrants was attributed to warrant liability (Note 17), and the residual amount of was attributed to common shares. The Company paid a 7% cash commission on the gross proceeds in the amount of $782,875, and incurred additional legal costs of $335,134.

During the year ended December 31, 2016, the Company continued to issue shares in an at-the-market offering under prospectus supplements, the latest of which was filed on June 14, 2016, for up to $15,000,000. The Company sold an aggregate of 6,119,562 common shares at an average price of $1.85 per common share for gross proceeds of $11,315,633 during the year ended December 31, 2016. The Company paid a 3% cash commission on the gross proceeds in the amount of $339,074 and incurred additional accounting, legal and regulatory costs of $63,687.

During the year ended December 31, 2016, the Company also issued shares in a brokered public offering issued under a separate $800,000 prospectus supplement filed on March 10, 2016. In connection with this offering, the Company sold an aggregate of 800,000 common shares at a price of $1.00 per common share for gross proceeds of $800,000. The Company paid a 7% cash commission on the gross proceeds in the amount of $56,000, incurred additional accounting, legal and regulatory costs of $22,509 and issued 40,000 agent’s warrants exercisable at $1.00 until March 14, 2019.

During the year ended December 31, 2016, the Company issued 1,079,000 common shares upon the exercise of stock options for gross proceeds of $948,690.

		(iii)	During the year ended December 31, 2015, the Company continued to issue shares in an at-the-market offering under prospectus supplements, the latest of which (as at December 31, 2015) was filed on May 27, 2015, for up to $6,000,000. The Company sold an aggregate of 1,001,196 common shares at an average price of $1.21 per common share for gross proceeds of $1,213,120 during the year ended December 31, 2015. The Company paid a 3% cash commission on the gross proceeds in the amount of $36,394 and incurred additional accounting, legal and regulatory costs of $45,959.

During the year ended December 31, 2015, the Company issued 922,000 common shares upon the exercise of stock options for gross proceeds of $733,412.

- 33 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

19.	SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

	(c)	Stock options

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees (up to a limit of 5% per individual), and to persons providing investor relations or consulting services (up to a limit of 2% per individual), the limits being based on the Company’s total number of issued and outstanding shares per year.

The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

Continuity of stock options for the years ended December 31, 2017 and 2016, is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)
Stock options outstanding and exercisable, January 1, 2016	2,439,500	$1.52
Granted	802,500	$2.95
Forfeited	(165,000)	$1.44
Expired	(19,500)	$1.02
Exercised	(1,079,000)	$1.17
Stock options outstanding and exercisable, December 31, 2016	1,978,500	$2.24
Granted	1,475,000	$1.98
Forfeited	(122,500)	$2.54
Exercised	(20,000)	$1.62
Stock options outstanding and exercisable, December 31, 2017	3,311,000	$2.12

As at December 31, 2017, the weighted average remaining contractual life of stock options outstanding was 3.32 years (December 31, 2016 – 3.21 years; January 1, 2016 – 2.38 years).

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

19.	SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

	(c)	Stock options (continued):

Details of stock options outstanding and exercisable are as follows:

		Stock Options Outstanding
Expiry Date	Exercise Price (C$)	December 31, 2017	December 31, 2016	January 1, 2016

January 18, 2016	$1.02	-	-	204,500
September 30, 2016	$1.02	-	-	645,000
February 18, 2018	$1.60	147,500	147,500	195,000
September 9, 2018	$1.62	276,000	296,000	360,000
September 19, 2019	$1.90	620,000	667,500	855,000
December 22, 2019	$1.90	105,000	105,000	130,000
September 29, 2020	$1.32	-	-	50,000
September 2, 2021	$2.95	687,500	762,500	-
September 20, 2022	$1.98	1,435,000	-	-
October 6, 2022	$1.98	40,000	-	-
		3,311,000	1,978,500	2,439,500

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates.

The fair value of the options granted during the years ended December 31, 2017, 2016 and 2015 were calculated using the Black-Scholes model with the following weighted average assumptions:

	2017	2016	2015
Weighted average assumptions:
Risk-free interest rate	1.80%	0.69%	0.78%
Expected dividend yield	0%	0%	0%
Expected option life (years)	5.00	5.00	5.00
Expected stock price volatility	68.23%	65.13%	65.10%
Weighted average fair value at grant date	C$1.14	C$1.60	C$0.65

During the year ended December 31, 2017, the Company charged $1,177,156 (2016 – $875,399, 2015 – $31,926) to operations as share-based payments and capitalized $127,222 (2016 – $95,684, 2015 – $Nil) to exploration and evaluation assets.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

19.	SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

	(d)	Restricted Share Units:

On May 27, 2016, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

During the year ended December 31, 2017, 80,500 RSUs (2016 – 790,000, 2015 – Nil) were granted, vesting one-third annually from the date of the grant until fully vested at the end of the three-year term. The weighted average fair value at the measurement date was C$1.98 (2016 – C$2.95, 2015 – Nil), based on the TSX-V market price of the Company’s shares on the date the RSUs were granted. At December 31, 2017, 60 RSUs (December 31, 2016 – 83,060, January 1, 2016 – Nil) are available for issuance under the plan.

At December 31, 2017, there were 592,172 RSUs outstanding (December 31, 2016 – 787,500, January 1, 2016 – Nil).

During the year ended December 31, 2017, the Company charged $841,207 (2016 – $343,304, 2015 - $Nil) to operations as share-based payments and capitalized $116,984 (December 31, 2016 - $34,641, January 1, 2016 - $Nil) to exploration and evaluation assets for the fair value of the RSUs issued. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

	(e)	Earnings per share:

The calculations for basic earnings per share and diluted earnings per share are as follows:

	2017	2016	2015
Net income for the year	$2,653,461	$1,503,531	$378,087
Basic weighted average number of shares outstanding	52,523,454	42,695,999	36,229,424
Effect of dilutive share options, warrants, and RSUs	796,555	1,095,452	494,301
Diluted weighted average number of shares outstanding	53,320,009	43,791,451	36,723,725
Basic earnings per share	$0.05	$0.04	$0.01
Diluted earnings per share	$0.05	$0.03	$0.01

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

20.	REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver, gold, and copper concentrate from the Avino Mine during the year ended December 31, 2017, and nine months ended December 31, 2016, the sale of silver and gold concentrate from the San Gonzalo Mine during the years ended December 31, 2017, 2016, and 2015, and the sale of silver and gold concentrate from the historic Avino stockpiles during the year ended December 31, 2015.

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the years. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of inventory sold for the years and consists of the following:

	2017	2016	2015
Production costs	$19,417,844	$17,263,182	$7,538,147
Depreciation and depletion	2,557,286	1,897,618	1,035,053
	$21,975,130	$19,160,800	$8,573,200

21.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2017	2016	2015
Salaries and benefits	$1,196,044	$1,159,264	$1,058,543
Management and consulting fees	464,122	924,561	973,499
Office and miscellaneous	443,043	495,465	282,382
Investor relations	365,609	257,973	179,252
Professional fees	323,293	359,053	413,977
Travel and promotion	246,453	171,877	195,605
Directors fees	157,862	166,013	127,874
Regulatory and compliance fees	101,245	242,656	51,907
Depreciation	14,761	12,005	14,201
	$3,312,432	$3,788,867	$3,297,240

22.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 13(c).

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2017	December 31, 2016	January 1, 2016
Not later than one year	$300,285	$1,540,386	$151,057
Later than one year and not later than five years	251,435	556,955	541,360
Later than five years	14,568	19,972	31,757
	$566,288	$2,117,313	$724,174

Office lease payments recognized as an expense during the year ended December 31, 2017, totalled $81,073 (2016 - $82,704; 2015 - $86,975).

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

23.	SUPPLEMENTARY CASH FLOW INFORMATION

	2017	2016	2015
Net change in non-cash working capital items:
Accounts payable and accrued liabilities	$(136,244)	$708,055	$(401,754)
Inventory	(2,564,647)	(40,743)	(234,031)
Amounts due to related parties	1,189	42,007	(34,034)
Current taxes recoverable	(2,828,570)	(1,323,465)	(776,231)
Amounts receivable	(1,584,985)	(354,697)	(480,960)
Prepaid expenses and other assets	(1,671,939)	(114,703)	(150,016)
Current taxes payable	(291,907)	(14,524)	(24,247)
	$(9,077,103)	$(1,098,070)	$(2,101,273)

	2017	2016	2015
Interest paid	$444,947	$470,736	$126,449
Taxes paid	$5,764,634	$3,135,626	$4,574,614
Equipment acquired under finance leases and equipment loans	$1,227,901	$3,452,257	$2,289,128

24.	FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments, and amounts receivable.

The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2016 – three, January 1, 2016 - three) counterparties (Note 26). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2017, no amounts were held as collateral.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

24.	FINANCIAL INSTRUMENTS (continued)

	(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing, and financing activities. The Company had cash at December 31, 2017, in the amount of $3,419,532 and working capital of $16,402,359 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand, and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2017 are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$3,511,720	$3,511,720	$-	$-
Due to related parties	186,563	186,563	-	-
Minimum rental and lease payments	566,288	300,285	251,435	14,568
Term facility	9,141,679	4,396,312	4,745,367	-
Equipment loans	1,296,044	886,145	409,899	-
Finance lease obligations	2,499,543	1,203,882	1,295,661	-
Total	$17,201,837	$10,484,907	$6,702,362	$14,568

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk, and price risk. These are discussed further below. Interest Rate Risk Interest rate risk consists of two components:

	(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

	(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

- 39 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

24.	FINANCIAL INSTRUMENTS (continued)

	(c)	Market Risk (continued)

	December 31, 2017		December 31, 2016
	MXN	C$	MXN	C$
Cash	$9,504,034	$320,751	$15,997,014	$270,562
Long-term investments	-	42,368	-	35,873
Reclamation bonds	-	895,500	-	145,500
Amounts receivable	-	131,961	-	52,779
Accounts payable and accrued liabilities	(27,482,356)	(603,463)	(21,006,749)	(1,249,038)
Due to related parties	-	(224,664)	-	(267,726)
Equipment loans	-	(781,675)	-	(1,423,042)
Finance lease obligations	(750,795)	(1,002,470)	(865,526)	(1,465,333)
Net exposure	(18,729,117)	(1,221,692)	(5,875,261)	(3,900,425)
US dollar equivalent	$(949,465)	$(973,847)	$(284,363)	$(2,904,910)

Based on the net US dollar denominated asset and liability exposures as at December 31, 2017, a 10% fluctuation in the US/Mexican and US/Canadian exchange rates would impact the Company’s earnings for the year ended December 31, 2017 by approximately $326,558 (2016 - $350,284, 2015 - $35,342). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2017, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $223,625 (2016 - $581,031, 2015 - $376,543).

The Company is exposed to price risk with respect to its long-term investments, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2017, a 10% change in market prices would have an impact on net earnings of approximately $3,377 (2016 - $2,672, 2015 – $2,797).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

- 40 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

24.	FINANCIAL INSTRUMENTS (continued)

	(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2017:

	Level 1	Level 2	Level 3
Financial assets
Cash	$3,419,532	$-	$-
Short-term investments	1,000,000	-	-
Amounts receivable	-	4,634,997	-
Long-term investments	33,773	-	-
Financial liabilities
Warrant liability	-	-	(1,161,109)
	$4,453,305	$4,634,997	$(1,161,109)

25.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and expansion of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes equity (comprising of all issued share capital, equity reserves, retained earnings or accumulated deficit, and other comprehensive income), the term facility, equipment loan obligations, and finance lease, are listed as follows:

	December 31,	December 31,	January 1,
	2017	2016	2016
Equity	$68,794,914	$61,456,250	$37,527,964
Term Facility	8,666,667	9,333,334	10,000,000
Finance Lease Obligations	2,349,150	2,811,674	2,977,804
Equipment Loans	1,246,204	2,167,685	689,386
	$81,056,935	$75,768,943	$51,195,154

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. At December 31, 2017, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2017, there was no externally imposed capital requirement to which the Company was subject and with which the Company did not comply.

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

26.	SEGMENTED INFORMATION

The Company’s revenues for the year ended December 31, 2017, of $33,358,641 (2016 - $30,105,336; 2015 - $14,924,798) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, the San Gonzalo Mine, and the historic Avino stockpiles.

For the years ended December 31, 2017, 2016, and 2015, the Company had revenue from the following product mixes:

	2017	2016	2015

Silver	$20,158,591	$20,979,097	$13,251,865
Gold	8,226,824	6,837,729	4,763,903
Copper	10,131,051	7,000,145	44,308
Penalties, treatment costs and refining charges	(5,157,825)	(4,711,635)	(3,135,278)
Total revenue from mining operations	$33,358,641	$30,105,336	$14,924,798

For each of the years ended December 31, 2017, 2016, and 2015, the Company had three customers that accounted for total revenues as follows:

	2017	2016	2015

Customer #1	$24,845,362	$19,245,936	$-
Customer #2	7,451,519	6,318,713	-
Customer #3	1,061,760	4,540,687	6,705,786
Customer #4	-	-	5,619,686
Customer #5	-	-	2,599,326
Total revenue from mining operations	$33,358,641	$30,105,336	$14,924,798

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	December 31, 2017	December 31, 2016	January 1, 2016
Exploration and evaluation assets - Mexico	$9,034,105	$7,978,841	$15,241,740
Exploration and evaluation assets - Canada	34,303,765	22,812,895	14,654,918
Total exploration and evaluation assets	$43,337,870	$30,791,736	$29,896,658

	December 31, 2017	December 31, 2016	January 1, 2016
Plant, equipment and mining properties - Mexico	$28,627,706	$24,240,545	$17,583,469
Plant, equipment and mining properties - Canada	3,323,899	3,498,202	1,009,763
Total plant, equipment and mining properties	$31,951,605	$27,738,747	$18,593,232

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AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

27.	INCOME TAXES

	(a)	Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2017	2016	2015

Current income tax expense	$2,910,904	$3,159,559	$2,806,035
Deferred income tax expense (recovery)	(140,315)	1,005,208	(882,365)

Total income tax expense	$2,770,589	$4,164,767	$1,923,670

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense recognized in the year is as follows:

	2017	2016	2015

Net income before income taxes	$5,424,050	$5,668,298	$2,301,757
Combined statutory tax rate	26.00%	26.00%	26.00%

Income tax expense at the Canadian statutory rate	1,410,252	1,473,757	598,457

Reconciling items:
Effect of difference in foreign tax rates	285,045	306,927	123,437
Non-deductible/non-taxable items	601,485	700,143	14,510
Change in unrecognized deductible temporary differences	1,085,984	1,408,398	(95,120)
Impact of foreign exchange	(491,641)	777,498	801,804
Special mining duties	511,271	780,243	213,889
Expiry of tax losses	-	-	320,133
Impact of change of tax rates	(321,670)	-	-
Revisions to estimates	(248,421)	(1,094,616)	(39,224)
Share issue costs and other items	(61,716)	(187,583)	(14,216)

Income tax expense recognized in the year	$2,770,589	$4,164,767	$1,923,670

The Company recognized a non-cash expense of $51,312 for the year ended December 31, 2017 (2016 - $315,912; 2015 - $360,706) related to the deferred tax impact of the special mining duty. The Canadian income tax rate increased from 26% to 27% effective January 1, 2018, with a statutory impact prior to year-end. The impact of this change has been reflected in the consolidated financial statements.

(b)	Deferred income tax assets and liabilities

	December 31,	December 31,	January 1,
	2017	2016	2016

Deferred income tax assets	$4,887,594	$2,830,687	$1,323,091
Deferred income tax liabilities	(9,435,594)	(7,519,002)	(4,858,435)

	$(4,548,000)	$(4,688,315)	$(3,535,344)

- 43 -

AVINO SILVER & GOLD MINES LTD. Notes to the consolidated financial statements For the years ended December 31, 2017, 2016, and 2015 (Expressed in US dollars, except where otherwise noted)

27.	INCOME TAXES (continued)

	(b)	Deferred income tax assets and liabilities (continued)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	December 31, 2017	December 31, 2016	January 1, 2016

Reclamation provision	$594,158	$502,586	$566,004
Non-capital losses	3,196,459	-	-
Other deductible temporary differences	1,096,977	2,328,101	757,087
Inventory	(229,615)	(100,669)	(132,901)
Exploration and evaluation assets	(6,463,733)	(4,265,292)	(2,519,341)
Plant, equipment and mining properties	(2,742,246)	(3,153,041)	(2,206,193)

Net deferred income tax liabilities	$(4,548,000)	$(4,688,315)	$(3,535,344)

The net deferred tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican plant, equipment and mining properties which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican plant, equipment and mining properties includes an estimated fair value adjustment recorded upon the July 17, 2006, acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico.

(c)	Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	December 31, 2017	December 31, 2016	January 1, 2016

Tax losses carried forward	$13,972,696	$17,350,158	$18,964,478
Share issue costs	1,100,308	1,466,423	41,040
Plant, equipment and mining properties	6,198,014	3,872,794	721,282
Exploration and evaluation assets	1,330,085	1,257,512	10,530,316
Investments	197,978	189,056	191,474
Reclamation provision and other	10,053,737	5,602,790	369,329

Unrecognized deductible temporary differences	$32,852,818	$29,738,733	$30,817,919

The Company has capital losses of $1,173,541 carried forward and $12,799,155 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely until used. The non-capital losses have an expiry date range of 2022 to 2037. As at December 31, 2017, the Company had no Mexican tax losses available to offset future Mexican taxable income.

- 44 -